G.research, Inc.
One Corporate Center
Rye, New York 10580-1435

June 9, 2015

VIA EDGAR
Laura E. Hatch Kathy Churko Division of Investment Management U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:	The Gabelli Go Anywhere Trust
(File Nos. 333-202459 & 811-23035)

Dear Ms. Hatch:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, G.research, Inc. (the "Distributor") hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Wednesday, June 10, 2015, or as soon thereafter as reasonably practicable.

In connection with this request, the Distributor acknowledges that:

(a)
should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Distributor from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Distributor may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

G.RESEARCH, INC.

By:	/s/ Cornelius V. McGinity
Name: Cornelius V. McGinity
Title: President